RYSE USA, INC.

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019



Independent Accountant's Review Report

To Management
RYSE USA, Inc.
Newark, Delaware

We have reviewed the accompanying balance sheet of RYSE USA, Inc. as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 11, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

RYSE USA, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 148,511	$ 25,475
TOTAL CURRENT ASSETS	148,511	25,475
NON-CURRENT ASSETS		
Due From Related Party	226,932	438,494
TOTAL NON-CURRENT ASSETS	226,932	438,494
TOTAL ASSETS	375,444	463,969
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Loans Payable	195,933	478,827
Unearned Revenue	176,704	-
Credit Card Debt	29,681	10,297
Loan Issuance Costs	(10,546)	(11,199)
TOTAL CURRENT LIABILITIES	391,772	477,925
TOTAL LIABILITIES	391,772	477,925
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized; 1,000,000 issued; $.0001 par value)	100	100
Retained Earnings (Deficit)	(16,428)	(14,055)
TOTAL SHAREHOLDERS' EQUITY	(16,328)	(13,955)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 375,444	$ 463,969

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RYSE USA, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales, Net	$ 809,079	$ 1,548,009
Cost of Goods Sold	(163,296)	(161,718)
Gross Profit	645,783	1,386,291
Operating Expense		
Selling & Marketing	463,934	396,391
Professional Fees	54,556	47,600
General & Administrative	45,191	150,661
	563,681	594,652
Net Income from Operations	82,102	791,639
Other Income (Expense)		
Tax Refund	5,307	-
Interest Revenue	3,838	-
EIDL Grant	1,000	-
Management Fees	-	(739,659)
Interest Expense	(93,533)	(42,692)
Net Income before income tax	(1,285)	9,288
Federal Income Tax	(1,087)	(1,078)
Net Income	$ (2,372)	$ 8,210
Earnings Per Share		
Weighted Average common shares outstanding- Basic	1,000,000	1,000,000
Net Loss per share	$ (0.002)	$ 0.008

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. 2

RYSE USA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020		2019	
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(2,372)	$	8,210
Due from Related Party		211,562		(214,785)
Change in Unearned Revenue		176,704		-
Credit Card Debt		19,385		10,297
Net Cash Flows From Operating Activities		405,279		(196,278)
Cash Flows From Financing Activities				
Change in Loans Payable		(282,242)		221,753
Net Cash Flows From Financing Activities		(282,242)		221,753
Cash at Beginning of Period		25,475		-
Net Increase (Decrease) In Cash		123,037		25,475
Cash at End of Period	$	148,511	$	25,475
Supplemental Disclosures				
Interest Paid in Cash		93,533		42,692
Taxes Paid In Cash		1,087		1,078

RYSE USA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

| | Common Stock | | Retained Earnings | Total Shareholders' |
	Number	Amount		Equity
Balance at December 31, 2018	1,000,000	$ 100	$ (22,265)	$ (22,165)
Net Income			8,210	8,210
Balance at December 31, 2019	1,000,000	$ 100	$ (14,056)	$ (13,956)
Net Income			(2,372)	(2,372)
Balance at December 31, 2020	1,000,000	$ 100	$ (16,428)	$ (16,328)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

RYSE USA, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company is a sales company that sells automated window shades.

The Company is a subsidiary of RYSE, Inc., a Canadian corporation.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Due from Related Party

The Company paid for expenses on behalf of the Company's parent company, RYSE, Inc. This is reflected on the Company's balance as a non-current asset, as the loan has no formal due date.

RYSE, Inc. is the parent of the Company.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company main line of revenue will be sales of its automated window shades.

 Shipping Expenses

The Company classifies costs associated with the shipment of its products in selling & marketing on its income statement.

 Advertising

The Company records advertising expenses in the year incurred.

 Management Fees

Management fees are fees paid to the Company's parent company, RYSE, Inc. for its rights to sell its products. Management fees will amount to an expense to make the Company's pretax income .6% of revenues.

In 2019, the management fee was netted against the Due from Related Party account.

RYSE, Inc. is the parent of the Company.

 Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE C- DEBT

In 2018, the Company received a loan in the amount of $257,360. The loan bears a financing fee of $12,666, which has been reflected as a contra-liability on the balance sheet and will be amortized over the life of the loan and is included as interest expense on the income statement. The Company will make daily payments until the loan is paid in full. Daily payments amount to average monthly receivables multiplied by 20% and divided by 22.

In 2018, the Company received a loan in the amount of $100,000. The loan bears a financing fee of $12,000, which has been reflected as a contra-liability on the balance sheet and will be amortized over the life of the loan and is included as interest expense on the income statement. The Company will make daily payments until the loan is paid in full. Daily payments amount to 15% of sales.

In 2020, the Company received a loan in the amount of $57,000. The loan bears a financing fee of $7,410, which has been reflected as a contra-liability on the balance sheet and will be amortized over the life of the loan and is included as interest expense on the income statement. The Company will make daily payments until the loan is paid in full. Daily Payments amount to 17% of sales.

In 2020, the Company received a loan in the amount of $40,000. The Company will pay $400 in interest per week so long as the loan is outstanding. The Company will remit 100% of monies collected from its Amazon sales until the loan is paid in full.

NOTE D- EQUITY

The Company's articles of incorporation authorize the Company to issue 1,000,000 $.0001 par value common shares.

The Company currently has one classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Common Stock   1,000,000

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 11, 2021, the date that the financial statements were available to be issued.